Mayer Brown LLP
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March 14, 2017	Main Fax +1 713 238 4888
www.mayerbrown.com
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:                             Halcón Resources Corporation

Current Report on Form 8-K

Filed February 9, 2017

File No. 001-35467

Dear Mr. Duchovny:

I am writing on behalf of our client, Halcón Resources Corporation (the “Company”), in response to your comment letter dated March 9, 2017. For convenience, the comment set forth in the letter is reproduced below and is followed by the Company’s response.

Comment:

Exhibit 99.1 — Press Release dated February 9, 2017

1.                                      The press release appears to relate to a debt tender offer with an abbreviated offering period as described in the Abbreviated Tender or Exchange Offers for Non-Convertible Debt Securities no-action letter (Jan. 23, 2015); however, the press release does not contain an active hyperlink to, or an Internet address at which a holder could obtain, copies of the offer to purchase, letter of transmittal and other offer documents. Including this active hyperlink or Internet address in the press release is a necessary part of the “Immediate Widespread Dissemination” process set forth in the no-action letter as a condition of the relief. Given these facts, please provide an analysis as to how the tender offer was consistent with Exchange Act Rule 14e-1(a).

Response:

We acknowledge that the tender offer press release of February 9, 2017, failed to include an active hyperlink or Internet address, the omission of which was purely an oversight. We understand and appreciate the significance of each element of the guidance provided by the staff for abbreviated tender offers as set forth in the no action letter dated January 23, 2015

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Daniel F. Duchovny

March 14, 2017

(the “No Action Letter”). In that regard, we wish to assure you that each of the other requirements of the No Action Letter was fully complied with, specifically:

a.              the Company’s 8.625% second lien secured notes due 2020 (the “Notes”) that were the subject of the tender offer described in the press release are non-convertible debt securities of the Company;

b.              the offer was made by the Company, which is the issuer of the Notes;

c.               the offer was made solely for a fixed amount of cash for any and all of the Notes;

d.              the offer was open to all record and beneficial holders of the Notes;

e.               no consents to amend the indenture governing the Notes were solicited in connection with the offer;

f.                no default or event of default existed under the indenture governing the Notes or any other indenture or material credit agreement to which the Company is a party;

g.               at the time of the offer, the Company was not subject to any bankruptcy or insolvency proceedings, nor had it commenced a solicitation of consents for a pre-packaged bankruptcy proceeding, nor had the board authorized any discussions with creditors to effect any restructuring;

h.              the Company’s concurrent offering of new 6.75% senior notes due 2025 (the “New Notes”), the proceeds of which were used to repurchase and/or redeem the Notes are not senior indebtedness to the Notes (i.e., the New Notes are unsecured, have a longer weighted average life to maturity, are not otherwise senior in right of payment to the Notes and have the same guarantors);

i.                  the tender offer provided for guaranteed delivery procedures complying with the conditions of the No Action letter;

j.                 the press release announcing the tender offer was issued through a wire service before 10:00 am eastern time on February 9, 2017 and included the information specified in the No Action Letter, other than the active hyperlink to a copy of the tender offer documents;

k.              the press release was filed with the Commission on Form 8-K at 8:25 a.m., Eastern on February 9, 2017;

l.                  no changes in the offer were made, and it expired at 5:00 p.m., Eastern time on the fifth business day after commencement of the offer;

m.          the tender offer provided withdrawal rights complying with the No Action Letter;

Daniel F. Duchovny

March 14, 2017

n.              the consideration in the tender offer was paid promptly after the expiration of the offer;

o.              the tender offer was not made in anticipation or in response to, or concurrently with, any of the events specified in the last bullet of the No Action Letter; nor was it commenced within ten business days after the first public announcement or consummation of a transaction that would require the furnishing of pro forma financial information pursuant to Article 11 of Regulation S-X.

The tender offer for the Notes expired at 5:00 p.m., Eastern, on February 15, 2017. On February 16, 2017, the Company accepted and paid for the Notes that were tendered (February 21, 2017 for those Notes tendered using guaranteed delivery procedures). On February 16, 2017, the Company also announced the redemption of all of the remaining Notes not tendered in the tender offer, and delivered a redemption notice for those Notes in accordance with the terms of the Indenture. The redemption is irrevocable and will occur on March 20, 2017. Accordingly, it is no longer practicable to correct the press release or extend the tender offer.

In order to ensure that such an oversight does not happen again, the individuals involved in the preparation and review of the press release have been made aware of your comment, have discussed the circumstances surrounding and contributing to the oversight and will implement procedures designed to adequately confirm compliance with every element of the No Action Letter in the future.

Please do not hesitate to call if you have any questions or additional comments. I can be reached at (713) 238-2684. We look forward to discussing at your convenience.

Sincerely,

/s/ William T. Heller IV

William T. Heller IV

cc:	David Orlic
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission

David S. Elkouri
Executive Vice President and Chief Legal Officer
Halcón Resources Corporation